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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMER
8- 68761

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **RB International Markets (USA) LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	**(212) 897-1685**	**lgrimm@integrated.solutions**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park	**Whippany**	**NJ**	**07984-1070**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AFFIRMATION

I, Stefan Gabriele, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to RB International Markets (USA) LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title

David Herrera
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 27, 2025
50132785

Notary Public

This filing contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RB International Markets (USA) LLC

Statement of Financial Condition
December 31, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged With Governance and the Member of
RB International Markets (USA) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
March 1, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	14,527,104
Underwriting fees receivable		65,680
Right-of-use asset		44,983
Other assets		47,401
Total assets	$	14,685,168

Liabilities and Member's Equity

Accrued expenses	$	229,492
Due to Parent		126,801
Lease liability		44,983
Total liabilities		401,276
Member's equity		14,283,892
Total liabilities and member's equity	$	14,685,168

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears most of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receive versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities. The Company also engages in private placements of securities.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of Significant Accounting Policies (continued)**

    Revenue Recognition (continued)
    The Company does not execute or clear any trades, but rather acts as a chaperone for transactions between its U.S. institutional investors and its Parent, pursuant to Exchange Act Rule 15a-6. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. Substantially all of the Company's commissions were derived from trades executed by the Parent under this arrangement. The Company accrues a fixed monthly amount for commissions which has been predetermined at the beginning of the year. Commission payments are received from the Parent the following month.

    Periodically, the Company earns placement fees from its Parent for assisting in underwritings in which the Parent is lead manager and are recorded at the time the placement is complete and the amounts are reasonably determinable. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. After an approximate waiting time of three months for the syndication period, under an internal agreement, the Company will receive a percentage of the total fee from its Parent.

    The Company participates in underwritings through a syndicate for entities that want to raise funds through a sale of securities. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Revenues are recorded, net of reasonable underwriting expenses, considering historical haircuts on similar transactions with comparable maturities. The volatility of the financial markets at launch are taken into consideration which may cause elevated stabilization costs for the syndicate members during the syndication phase of approximately three months after pricing. After this syndication period, the Company will receive payment.

    Disaggregation can be found on statement of operations for the year ended December 31, 2022.

    The beginning and ending balance of receivables, contract assets, and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities	Receivables, Parent*
Balance, January 1, 2022	$ 459,558	$ -	$ -	$ 374,047
Balance, December 31, 2022	$ 65,680	$ -	$ -	$ 5,339

    *Included in Due to Parent, net (of taxes payable) on statement of financial condition.

2. **Summary of Significant Accounting Policies (continued)**

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables

The guidance under ASC Topic 326, Financial Instruments – Credit Losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Leases

The guidance under ASC Topic 842, Leases increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate of 5.5%. Right-of-use assets are recognized based on the amortized initial present value of the fixed lease payments.

Cash

The Company's cash accounts are held by three financial institutions and therefore is subject to the credit risk at those financial institutions.

The Company held a time deposit during the year which matured on December 30, 2022, and intends on reinvesting in a similar time deposit in January 2023.

The balances in these accounts may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. The Company does not file federal, state or local income tax returns but its income is reported as part of the Parent's federal, state and local income tax returns.

The Company has a tax sharing arrangement ("TSA") with the Parent whereby it reimburses the Parent for federal, state and local income taxes incurred from the results of the Company's operations.

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. As of December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Translation of Foreign Currency

Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency translations and transactions are reflected in the statement of operations. The foreign exchange loss for the year ended December 31, 2022, was not material.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in the statement of operations.

3.   Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2022, the Company had net capital of approximately $14,171,000 which exceeded the required net capital by approximately $13,921,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a delivery versus payment or receive versus payment basis. The Company does not handle cash or securities for customers with respect to its underwriting or private placement business.

4. **Related Party Transactions**

In accordance with the TSA, the income tax expense for the year ended December 31, 2022, is summarized as follows:

	Current
Federal	$ 107,766
State and local	31,031
	$ 138,797

The effective tax rate for the year was 26.48%. There are no significant differences between the statutory and effective tax rates. There are no timing differences between book and taxable income, therefore there are no deferred tax assets or liabilities as of December 31, 2022.

At December 31, 2022, the Company owes the Parent $126,801 which represents taxes payable of $132,140, net of commission receivable of $5,339.

Commission income is earned on trades performed with institutional customers and cleared with the Parent. Under an agreement with the Parent, the Company will receive a flat fee of $37,132 per month as commission income for these trades. Clearing and brokerage expenses, in the statement of operations, include fees paid to the Parent on the clearing of these transactions and totaled $2,202. The Company also earns fees for acting as placement agent on underwritings where the Parent is lead manager. Total fees earned for 2022 were $176,061, of which $5,339 is still owed and included in due to Parent on the statement of financial condition. Additional receivables of $36,405 included in the balance due to Parent includes balances in bank accounts with the Parent in Vienna.

The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. All transactions with related parties are settled in the normal course of business.

5. **Commitments**

The Company's lease to occupy office space under a non-cancellable lease agreement was renegotiated during 2022 and expires on April 30, 2024. At December 31, 2022, the annual minimum payments under this agreement are approximately $59,000 for 2023 and $20,000 for 2024.

6. **Employee Benefit Plan**

The Company participates in a 401(k) plan covering its employees. The plan includes an employer match and safe harbor contribution.

7. **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on delivery vs. payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market value of securities compared to their contract amounts. At December 31, 2022, there were no failed trades.

8. **Off-Balance Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there were no material subsequent events requiring adjustment or disclosure.